# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IMMUNIC, INC., CIK 0001280776
CUSIP: 4525EP200
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1200 AVENUE OF THE AMERICAS, SUITE 200, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004384
Filed by CIK 0001716774

## Reporting persons
- Aberdeen Group plc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 824,393; sole dispositive power 0; shared dispositive power 824,393; aggregate amount beneficially owned 824,393 (6.05% of the class)
- abrdn Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 824,393; sole dispositive power 0; shared dispositive power 824,393; aggregate amount beneficially owned 824,393 (6.05% of the class)

## Item 1. Issuer
Name of issuer: IMMUNIC, INC.
Address of issuer's principal executive offices:
1200 AVENUE OF THE AMERICAS, SUITE 200, NEW YORK, NEW YORK
10036

## Item 2. Person Filing
Name of person filing:
Aberdeen Group plc

abrdn Inc.
Address of principal business office or, if none, residence:
Aberdeen Group plc:
1 George Street
Edinburgh, United Kingdom
EH2 2LL

abrdn Inc.
1900 Market Street Suite 200.
Philadelphia,
PA 19103
Citizenship:
Aberdeen Group plc - UNITED KINGDOM

abrdn Inc. - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 824,393
Percent of class: 6.05
Sole power to vote or to direct the vote:
Aberdeen Group plc - 0

abrdn Inc. - 0
Shared power to vote or to direct the vote:
Aberdeen Group plc - 824,393

abrdn Inc. - 824,393
Sole power to dispose or to direct the disposition:
Aberdeen Group plc - 0

abrdn Inc. - 0
Shared power to dispose or to direct the disposition:
Aberdeen Group plc - 824,393

abrdn Inc. - 824,393

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Aberdeen Group plc
abrdn Holdings Limited
abrdn Inc.

Aberdeen Group plc is the parent company.
abrdn Holdings Limited is the intermediate holding company for abrdn Inc.
abrdn Inc. beneficially owns on behalf of our underlying clients 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.

This amendment is being filed to update the issuer's CUSIP following the stock split effective April 27, 2026.

## Signatures
- Aberdeen Group plc: J. Clarke, Jenny Clarke, Major Shareholding Reporting Analyst (07/10/2026)
- abrdn Inc.: J. Clarke, Jenny Clarke, Major Shareholding Reporting Analyst (07/10/2026)